SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2005
                        Commission File Number: 000-30735

                            Rediff.com India Limited
                 (Translation of registrant's name into English)

         1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road
                          Mahim (West), Mumbai 400 016
                     (Address of principal executive office)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F |X| Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- .)


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         Rediff.com India Limited has scheduled the Annual General Meeting of its shareholders on 21 September, 2005, at 10:30 a.m. IST at its Registered Office at Mahalaxmi Engineering Estate, L.J. First Cross Road, Mahim (W), Mumbai 400 016, Maharashtra, India. A copy of its Annual Report for the year 2004-05 prepared in accordance with the requirements of the Companies Act, 1956, is attached hereto as Exhibit 13.1.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:     9 September 2005                  Rediff.com India Limited
                                            (Registrant)


                                             By:  _/s/ Joy Basu_____________
                                             Name: Joy Basu
                                             Title: Chief Financial Officer

EXHIBIT NO.     DESCRIPTION

13.1 Annual Report for the year 2004-05 prepared in accordance with the requirements of the Companies Act, 1956.